FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

            Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

            If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 3, 2021, announcing that Gilat's In-Flight Connectivity High-Power Transceiver Successfully Tested by Global Eagle Entertainment for DO-160G Certification.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 03, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat's In-Flight Connectivity High-Power Transceiver
Successfully Tested by Global Eagle Entertainment for
DO-160G Certification

Production units are planned to be shipped for usage in commercial aircraft, starting in the second quarter of 2021

Petah Tikva, Israel, March 3, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its fully owned subsidiary, Wavestream, marked a key milestone as successfully tested by Global Eagle Entertainment (Global Eagle), a major In-Flight Connectivity Provider, for its IFC high-power transceiver, the Aerostream 40Ku, achieving DO-160G certification. Production units are planned to be shipped for usage in commercial aircraft, starting in the second quarter of 2021.

Wavestream's AeroStream 40Ku transceiver is designed for exceptionally high- reliability, with a field-reported Mean Time Before Failure (MTBF) of greater than 30,000 flight hours. The high-power transceiver incorporates the latest in Gallium Nitride (GaN) technology and enables more return bandwidth from the plane back to the satellite than previous generations. The successful completion of environmental conditions testing for airborne equipment, DO-160G, brings the transceiver a step closer to airworthiness and Supplemental Type Certification (STC).

"The true partnership between Global Eagle and Wavestream was evident in the joint engineering effort to bring about the DO-160G certification for Wavestream's high power AeroStream 40Ku transceiver," said Bob Huffman, Wavestream’s General Manager. “This achievement increases our already industry-leading reliability and performance in IFC transceivers and extends Wavestream’s leadership in the Ku-band IFC business area, which currently stands at 30 million flight hours and counting."

"The DO-160G certification of Wavestream's high-power AeroStream 40Ku transceiver extends Global Eagle's lead in Ku-Band in-flight connectivity," said Mike Pigott, Executive Vice President - Connectivity at Global Eagle "We are pleased that Wavestream ensured that the unit is both backwards compatible with traditional modems and is future-proof to operate with the next generation of satellite modem technologies."

About Global Eagle
Global Eagle is the only international connectivity and media content experience organization. The company serves consumers beyond the reach of normal telecom and cable providers, bringing a digital world of connected entertainment to the aviation, maritime, enterprise and government markets. Through its intelligent leadership, investment in innovation and comprehensive product suite, it commands an envious position as an open platform single-source provider and blended solution partner.

Global Eagle connects thousands of aircraft, ships and enterprise sites across the globe, combining a complete entertainment streaming solution. The company actively engages with humanitarian projects to support a better world bringing instant connectivity solutions to disaster incidents and areas of poverty.

Follow Global Eagle on LinkedIn and Twitter for insights and regular updates.

About Wavestream
Wavestream, a Gilat subsidiary is the industry leader in the design and manufacture of next generation satellite communications high power transceivers for In Flight Connectivity, Ground Mobility and Gateway markets. Since 2001, we provide system integrators with field-proven, high performance Ka, Ku and X band Solid State Power Amplifiers (SSPAs), Block Upconverters (BUCs), Block Down Converters and Transceivers. We design, manufacture and repair our products in-house and have delivered over 40,000 systems in the past 15 years. Wavestream products provide high quality and reliability under the harshest environmental conditions and we are currently certified to ISO 9001:2008 and AS9100D standards. For further details please visit www.wavestream.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com